September 5, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	The National Security Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 0-18649

Dear Mr. Rosenberg:

We have received your correspondence dated August 22, 2008 regarding your review of the above referenced filings. After further review of your comments we offer the following additional information and/or corrective action:

Form 10-K for the Fiscal Year Ended December 31, 2007

Your comment: You disclose on page 9 that you engage a consulting actuary to calculate your reserves for traditional life insurance products. While you are not required to make this reference, when you do, you must also disclose the name of the outside actuary. Please revise your disclosure to either name this consulting actuary or remove your reference to them. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside actuary.

Our response: We will remove any reference to the engagement of consulting actuaries from our future filings beginning in the 3rd Quarter 10-Q to be filed on or before November 15, 2008.

Your comment: Please revise your contractual obligations table to include the payments of interest associated with your long-term debt. In addition, please revise your contractual obligations table to include the estimated timing of payment of each of your insurance liabilities, not just your property and casualty benefit and loss reserves. Please ensure that your revised disclosure includes the total claims payments you expect to make on your existing insurance contracts and explain in a footnote to the table any differences, for discounting or for any other reasons, between these amounts and your balance sheet liabilities.

Our response: We will revise the contractual obligations table to include interest payments, assuming long-term debt will be settled at its contractual maturity. Interest on long-term debt will be calculated using interest rates in effect at December 31 of the most recent year end for variable rate debt. Interest on long-term debt is accrued and settled quarterly, therefore the timing and amount of interest payments may vary from the values presented in the table of contractual obligations. We will revise the contractual obligations table to include the estimated timing of each of our insurance liabilities including total claims payments expected to be made on existing insurance contracts. We will include a footnote to the table discussing any differences, for discounting or for any other reasons, between the amounts included in the table and the amounts shown on our balance sheet. With respect to the inclusion of the settlement of life insurance liabilities in the table of contractual obligations, we will develop a methodology to estimate the payment patterns of life insurance benefits in force as of the latest year end. Due to the long term nature of life insurance liabilities, most insurance liabilities will exceed five years in duration. We will have the revised disclosure prepared and ready to present for your review in our 10-K for the year ended December 31, 2008.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Your comment: Please revise your loss reserve disclosure to provide the sensitivity analysis acknowledged in your January 13, 2005 response to our December 30, 2004 comment letter. In this regard, in order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in your key reserving assumptions may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely.

Our response: In response to your December 30, 2004 comment letter and in an effort to enhance our disclosure regarding the potential variability in loss reserves we added, under Part 1, Item 1, of our Form 10-K for the year ended December 31, 2004, additional disclosure regarding our property and casualty loss reserves. This table has been included in all subsequent Form 10-K filings and is included on page 7 of our Form 10-K for the year ended December 31, 2007. Included in the Part 1 disclosure was a table depicting the net deficiency or redundancy in loss reserves for each of the past ten years after factoring in subsequent year re-estimations of prior year claim reserves. The intent of this disclosure is to give investors additional insight into the historical variability of our loss reserve estimates. Our reserves are point estimates based on historical loss ratios and loss development patterns. In an effort to further enhance our disclosure and show investors the potential variability in the most recent estimate of our loss reserves, we will, based on analysis of historical variability, quantify and present the impact that a reasonably likely change in reserving assumptions may have on reported results, financial position and liquidity. We will prepare this enhanced disclosure and present in our Form 10-K for the year ended December 31, 2008.

Your comment: You disclose that you carry your investments in real estate at cost less allowances for depreciation computed on the straight-line basis. You disclose net investment real estate of $4.6 million and $4.2 million at December 31, 2007 and 2006, respectively yet your accumulated depreciation appears to be only $18,000 at the end of each period. A review of your previous Forms 10-K indicates that accumulated depreciation on investment real estate was also $18,000 at December 31, 2005 while it was $17,000 at the end of each of 2004, 2003 and 2002. Please explain to us why it appears that you are not recording significant depreciation expense each year on your investment real estate. In your response, please summarize for us the types of investment real estate you hold and the depreciable lives you apply to each type. Also, please reference for us the authoritative literature you rely upon to support your accounting.

Our response: We own approximately 2,750 acres of undeveloped timberland in Pike, Coffee and Covington counties in Alabama. The only depreciable improvements on this land include a small pavilion with current accumulated depreciation of $18,000. The timber is accounted for as a natural resource and depleted in accordance with SFAS 19, which identifies total costs as including acquisition costs, exploration costs, development costs, production costs and support equipment and facilities cost.  We include in total costs timberland purchases and reforestation costs and other costs associated with the planting and growing of timber, such as site preparation, growing or purchases of seedlings, planting, fertilization, herbicide application and the thinning of tree stands to improve growth.  We allocate total cost of the timberland over periods benefited by means of depletion.

We also own approximately 101 acres of undeveloped commercial real estate in Greenville, Alabama. We sell undeveloped lots from this development and the development has no depreciable improvements.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Accounting Research Bulletin 43 indicates that, under deprecation accounting, the cost of an asset is charged to expense over its economic life. SFAS 13 defines economic life as the estimated period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at the inception of its use. According to SFAS 93, paragraph 34, “the process of using up the future economic benefit or service potential of land often takes place over a period so long that its occurrence is imperceptible...and whether depreciation is recognized is of no practical consequence. Therefore, based on the guidance provided, we do not record depreciation on the timberland or the Greenville property.

Capitalized along with the cost of the timberland and the Greenville property are site preparation costs, including clearing, filling and leveling of land. There are no improvements such as paving, parking lots or fencing that would be recorded as land improvements and depreciated over the appropriate useful life.

Your comment: It is apparent that you invest significantly in mortgage-backed securities. It is also apparent from your disclosures in MD&A beginning on page 29 that some of your investment in these securities could be categorized as being of high credit quality while others might not. Please revise your policy note disclosure to indicate how you account for these types of investments. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

Our response: We account for mortgage-backed securities in accordance with SFAS 91. We typically classify mortgage backed securities as held for long term investment as we generally hold all mortgage related investments until loans are prepaid or ultimately mature. We generally do not purchase mortgage-backed securities at material premium to par value in order to limit the adverse impact of prepayments on yield. Purchase discounts are amortized using the interest method with adjustments for changes in estimated prepayments accounted for prospectively. The prospective amortization method calculates amortization from the end of the current month amortization value and date forward. If prepayment speeds change, amortization is adjusted beginning the next month and forward. Our mortgage backed securities consist primarily of securities of US Government guaranteed entities such as GNMA or US Government sponsored entities such as FNMA and FHLMC. We use prepayment assumptions published by independent data suppliers to estimate prepayments.

Form 10-Q for the Quarterly Period June 30, 2008

Your comment: On page 53 of your 2007 Form 10-K you disclose that most unrealized losses related to your fixed income portfolio are interest rate driven as opposed to credit quality driven and that you believe that no ultimate loss will be realized. However, you appear to be silent on your assessment of other-than-temporary impairment of your equity securities. In this regard, it is apparent that at December 31, 2007 you have an unrealized loss of $566,000 or 32% of cost on equity securities in a loss position for greater than 12 months. On page 22 of your June 20, 2008 Form 10-Q you disclose that the decline in market value of equity securities was the primary factor contributing to the decline in equity investments since December 31, 2007. Please provide us the following information for each of your equity investments at June 30, 2008 that has an unrealized loss:

•	its fair value;
•	unrealized loss;
•	how many months it’s been in an unrealized loss position; and
•	why you did not record any other-than-temporary impairment.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Our response: The stocks making up the unrealized loss of $566,000 consisted of the following at December 31, 2007:

	Cost	Market	Accumulated	Months below
Equity Security	Basis	Value	Loss	Market
St. Joe Paper	$364,000	$213,000	$(151,000)	21
March & McLennan	$247,000	$159,000	$(88,000)	39
Amgen	$201,000	$115,000	$(86,000)	25
Pfizer	$449,000	$272,000	$(177,000)	69
Bank of America	$476,000	$412,000	$(64,000)	2
	1,737,000	1,171,000	(566,000)

Bank of America, with accumulated losses of $64,000, had been in a loss position for only two months and should have been included in losses less than 12 months on our year end table. Consequently accumulated losses on securities in a loss position of over 12 months totaled $502,000 at December 31, 2007. Equity securities with accumulated loss positions at June 30, 2008 consisted of the following:

	Cost	Market	Accumulated	Months below
Equity Security	Basis	Value	Loss	Market
Motorola Inc	$90,000	$73,000	$(17,000)	1
Colgate Palmolive Co	$210,000	$207,000	$(3,000)	1
Proctor & Gamble Co	$192,000	$182,000	$(10,000)	1
Masco Corp	$215,000	$157,000	$(58,000)	5
Bank of America	$476,000	$239,000	$(237,000)	8
Limited Brands Inc	$202,000	$148,000	$(54,000)	10
Home Depot Inc	$300,000	$211,000	$(89,000)	10
St. Joe Paper	$364,000	$206,000	$(158,000)	27
Amgen	$201,000	$118,000	$(83,000)	31
March & McLennan	$247,000	$159,000	$(88,000)	45
Pfizer	$449,000	$210,000	$(239,000)	75

	$2,946,000	$1,910,000	$(1,036,000)

The most significant change at June 30, 2008 in accumulated losses on securities in a loss position over 12 months was Pfizer which accumulated additional losses of $62,000. We typically evaluate other than temporary impairments based on our anticipated holding period and the prospect of recovery during that holding period. Our average holding period on equity securities typically exceeds five years. We evaluate consensus estimates of future earnings and price appreciation and determined that each of these securities had recovery potential exceeding our cost basis within the next five years. Recent consensus estimates on Pifzer have been reduced and we will reevaluate Pfizer for potential other-than-temporary impairment at September 30, 2008.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

Our remaining 32 holdings in equity securities are still in a position of accumulated gain. However, four of these holdings were the primary contributors to the decline in accumulated unrealized capital gains June 30, 2008 but are not in a position to be evaluated for impairment. These securities are as follows:

		Market	Unrealized	Market	Unrealized	Decrease in
	Cost	Value	Gain	Value	Gain	Unrealized
Equity Security	Basis	at 12/31/2007	at 12/31/2007	at 6/30/2008	at 6/30/2008	Gain
Wachovia	$125,000	$835,000	$710,000	$341,000	$216,000	$(494,000)
Berkshire Hathaway	$257,000	$1,416,000	$1,159,000	$1,207,500	$950,500	$(208,500)
General Electric	$109,000	$667,000	$558,000	$480,000	$371,000	$(187,000)
Regions Bank	$61,000	$237,000	$176,000	$109,100	$48,100	$(127,900)

	$552,000	$3,155,000	$2,603,000	$2,137,600	$1,585,600	$(1,017,400)

Each of the securities listed above incurred significant declines in market value, however due to our typical long holding period for equity securities, we have a very low cost basis which is still below current market values. So, while these securities contributed to a significant decline in our accumulated unrealized capital gains, they are not in an overall loss position and were not evaluated for impairment.

We thank you for the opportunity to address your comments regarding compliance with applicable disclosure requirements and suggestions for enhancement of overall disclosure in our filings. We hope that this letter has addressed your review comments to your satisfaction. We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If additional information is needed to address items in your review please feel free to contact me at the address or phone number listed at the bottom of each page of this correspondence.

Sincerely,

/s/ Brian R. McLeod

Brian R. McLeod, CPA

Chief Financial Officer

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com